PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

June 22, 2009

Via EDGAR and Federal Express

Jeffrey Krutzik
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          PLX Technology, Inc.
Registration Statement on Form S-3
File No. 333-159668

 Ladies & Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) for PLX Technology, Inc. (the “Company”) so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 22, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jenny C. Yeh at (650) 251-5926 or Stephen J. Schrader at (415) 576-3028, of Baker & McKenzie LLP, if you have any questions or require additional information concerning the foregoing.

Sincerely,

PLX TECHNOLOGY, INC.

By:           /s/ Arthur O. Whipple
                                         Arthur O. Whipple
                                         Chief Financial Officer